

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp. III
317 University Ave, Suite 200
Palo Alto, California 94301

> **Re: Social Capital Hedosophia Holdings Corp. III**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 20, 2020**
> **File No. 333-249558**

Dear Mr. Palihapitiya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2020 letter.

Form S-4/A filed November 20, 2020

U.S. Federal Income Tax Considerations, page 205

1.   We note your response to our prior comment 15. Please revise to remove the reference to the tax discussion as a "summary."

Unaudited Pro Forma Combined Condensed Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 5. Shares of Clover Common Stock , page 223

2.   We note your response and revised disclosure related to our prior comment 17. Please revise to show how you computed the Fully Diluted Company Common Share amounts under both Scenario I and Scenario 2 (i.e., 169,390,077 and 169,367,461,

respectively).

Part II. Item 21. Exhibits and Financial Statements Schedules.
Exhibit 8.1, page II-1

3.   Please have tax counsel revise to clarify, if true, that the representations relied upon for their opinion are factual or advise. Please also have tax counsel revise to eliminate the limitation on reliance that the opinion is being furnished to the board "solely" for its benefit, as shareholders may rely on the opinion. Refer to Item 601(b)(4) of Regulation S-K and to Section III of Staff Legal Bulletin No. 19.

General

4.   Please file your form of proxy card with the next amendment.

You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance